Nasdaq Regulation

Arnold Golub
Vice President

August 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 3, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from ZeroFox Holdings, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, $0.0001 par value per share

Warrants, each whole warrant exercisable for one share of Common Stock
at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,